                        SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549


                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)*


                       CONSUMER PORTFOLIO SERVICES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   210502 100
             -------------------------------------------------------
                                 (CUSIP Number)

   Arthur E. Levine                            with a copy to:
   President                                   James W. Loss, Esq.
   Levine Leichtman Capital Partners, Inc.     Riordan & McKinzie
   335 North Maple Drive, Suite 240            695 Town Center Drive, Suite 1500
   Beverly Hills, California  90025            Costa Mesa, California  92626
   (310) 275-5335                              (714) 433-2626
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 November 17, 1998
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13-d1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                                  --------------------
CUSIP NO. 210502 100                                      PAGE 2 OF 14 PAGES
          ----------                                          ---  ----
--------------------------                                  --------------------

----------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Levine Leichtman Capital Partners II, L.P.
----------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                (a)  / /
                                                                                           (b)  / /
----------------------------------------------------------------------------------------------------
   3    SEC USE ONLY
----------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (SEE ITEM 3)
----------------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) OR 2(e)     / /
----------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
----------------------------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
                                 -0-
       NUMBER OF        ----------------------------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY               3,450,000 (See Item 5)
        OWNED BY        ----------------------------------------------------------------------------
          EACH              9    SOLE DISPOSITIVE POWER
       REPORTING                 -0-
         PERSON         ----------------------------------------------------------------------------
          WITH              10   SHARED DISPOSITIVE POWER
                                 3,450,000 (See Item 5)
----------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,450,000 (See Item 5)
----------------------------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    / /
----------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.1% (See Item 5)
----------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
----------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D
--------------------------                                  --------------------
CUSIP NO. 210502 100                                         PAGE 3 OF 14 PAGES
          ----------                                             ---  ----
--------------------------                                  --------------------
----------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LLCP California Equity Partners II, L.P.
----------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                (a)  / /
                                                                                           (b)  / /
----------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
----------------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     / /

----------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
----------------------------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
       NUMBER OF                 -0-
         SHARES         ----------------------------------------------------------------------------
      BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY                 3,450,000 (See Item 5)
          EACH          ----------------------------------------------------------------------------
       REPORTING            9    SOLE DISPOSITIVE POWER
         PERSON                  -0-
          WITH          ----------------------------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
                                 3,450,000 (See Item 5)
----------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,450,000 (See Item 5)
----------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    / /

----------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.1% (See Item 5)
----------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
----------------------------------------------------------------------------------------------------



                                  SCHEDULE 13D
--------------------------                                  --------------------
CUSIP NO. 210502 100                                         PAGE 4 OF 14 PAGES
          ----------                                             ---  ----
--------------------------                                  --------------------
----------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Levine Leichtman Capital Partners, Inc.
----------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                (a)  / /
                                                                                           (b)  / /
----------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
----------------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     / /

----------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
----------------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
       NUMBER OF                -0-
         SHARES         ----------------------------------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                3,450,000 (See Item 5)
          EACH          ----------------------------------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON                 -0-
          WITH          ----------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               3,450,000 (See Item 5)
----------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,450,000 (See Item 5)
----------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    / /

----------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.1% (See Item 5)
----------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
----------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D
--------------------------                                  --------------------
CUSIP NO. 210502 100                                         PAGE 5 OF 14 PAGES
          ----------                                             ---  ----
--------------------------                                  --------------------
----------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Arthur E. Levine
----------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                (a)  / /
                                                                                           (b)  / /
----------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
----------------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     / /

----------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
----------------------------------------------------------------------------------------------------
       NUMBER OF            7    SOLE VOTING POWER
         SHARES                  -0-
                        ----------------------------------------------------------------------------
      BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY                 3,450,000 (See Item 5)
                        ----------------------------------------------------------------------------
          EACH              9    SOLE DISPOSITIVE POWER
       REPORTING                 -0-
                        ----------------------------------------------------------------------------
         PERSON             10   SHARED DISPOSITIVE POWER
          WITH                   3,450,000 (See Item 5)
----------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,450,000 (See Item 5)
----------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    / /

----------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.1% (See Item 5)
----------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                  --------------------
CUSIP NO. 210502 100                                         PAGE 6 OF 14 PAGES
          ----------                                             ---  ----
--------------------------                                  --------------------
----------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Lauren B. Leichtman
----------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                (a)  / /
                                                                                           (b)  / /
----------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
----------------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     / /

----------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
----------------------------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
       NUMBER OF                 -0-
         SHARES         ----------------------------------------------------------------------------
      BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY                 3,450,000 (See Item 5)
          EACH          ----------------------------------------------------------------------------
       REPORTING            9    SOLE DISPOSITIVE POWER
         PERSON                  -0-
          WITH          ----------------------------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
                                 3,450,000 (See Item 5)
----------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,450,000 (See Item 5)
----------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    / /

----------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.1% (See Item 5)
----------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
----------------------------------------------------------------------------------------------------

ITEM 1    SECURITY AND ISSUER.

     (a)  NAME OF ISSUER:

          Consumer Portfolio Services, Inc., a California corporation (the "Issuer").

     (b)  ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER:

          16355 Laguna Canyon Road, Irvine, CA 92618.

     (c)  TITLE OF CLASS OF EQUITY SECURITIES:

          Common Stock, no par value per share ("Common Stock").

ITEM 2    IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed pursuant to a Joint Reporting Agreement dated November 19, 1998, a copy of which is attached as EXHIBIT 1 hereto, among and on behalf of Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), LLCP California Equity Partners II, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("Capital Corp."), Arthur E. Levine ("Mr. Levine") and Lauren
     B. Leichtman ("Ms. Leichtman" and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the "Reporting Persons").

     (a)  PARTNERSHIP.

          The Partnership is a limited partnership formed under the laws of the State of California. The address of the principal business or principal office of the Partnership is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the Partnership is to seek out opportunities to invest in the securities of middle market companies and to acquire, hold, manage and dispose of such securities in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts.

     (b)  GENERAL PARTNER.

          The General Partner is the sole general partner of the Partnership. The address of the principal business or principal office of the General Partner is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the General Partner is to act as the general partner of the Partnership and to organize and manage the investments made by the Partnership.

     (c)  CAPITAL CORP.

          Capital Corp. is the sole general partner of the General Partner. The address of the principal business or principal office of Capital Corp. is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of Capital Corp. is to act as the general partner of the General Partner and of LLCP California Equity Partners, L.P., a California limited partnership, the sole general partner of Levine Leichtman Capital Partners, L.P., a California limited partnership.

     (d)  MR. LEVINE.

          Mr. Levine is a director, the President and a shareholder of Capital Corp. The business address of Mr. Levine is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp. Mr. Levine is a citizen of the United States of America.
     Mr. Levine, together with Ms. Leichtman, are the sole directors, executive officers and shareholders of Capital Corp.

     (e)  MS. LEICHTMAN.

          Lauren B. Leichtman is a director, the Chief Executive Officer, Treasurer and Secretary and a shareholder of Capital Corp. The business address of Ms. Leichtman is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer, Treasurer and Secretary of Capital Corp. Ms. Leichtman is a citizen of the United States of America. Ms. Leichtman, together with Mr. Levine, are the sole directors, executive officers and shareholders of Capital Corp.

          During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to a Bridge Loan Agreement dated as of November 2, 1998 (the "Bridge Loan Agreement"), between the Issuer and the Purchaser, the Issuer issued and sold to the Partnership a Senior Bridge Note in the aggregate principal amount of $2,500,000 (the "Bridge Note") and a warrant to purchase 345,000 shares of Common Stock (the "Bridge Warrant" and, together with the Bridge Note, the "Bridge Securities"). The Bridge

     Securities were acquired by the Partnership for an aggregate purchase price of $2,500,000. On November 10, 1998, the Issuer repaid the Bridge
     Note in full.

          Pursuant to a Securities Purchase Agreement dated as of November 17, 1998 (the "Securities Purchase Agreement"), between the Issuer and the Purchaser, a copy of which is attached as EXHIBIT 2 hereto, the Issuer issued and sold to the Partnership a Senior Subordinated Primary Note in the aggregate principal amount of $25,000,000 (the "Primary Note") and a warrant to purchase 3,105,000 shares of Common Stock. In lieu of issuing a warrant to purchase only 3,105,000 shares of Common Stock, the Issuer issued a single primary warrant to purchase 3,450,000 shares of Common Stock (the "Primary Warrant" and, together with the Primary Note, the "Primary Securities") to evidence (i) the warrant to purchase 3,105,000 shares of Common Stock and (ii) the issuance of 345,000 shares of Common Stock purchasable upon exercise of the Bridge Warrant which was surrendered to the Issuer for cancellation at the closing of the transactions contemplated by the Securities Purchase Agreement. The Primary Securities were acquired by the Partnership for an aggregate purchase price of $25,000,000. The Primary Note and the Primary Warrant are attached as
     EXHIBIT 3 and EXHIBIT 4 hereto, respectively.

          The source of funds for the purchase of the Bridge Securities and the Primary Securities was capital contributions made by the partners of the Partnership in the aggregate amount of $25,000,000 in response to a Call to Purchase Portfolio Securities dated October 5, 1998.

ITEM 4    PURPOSE OF TRANSACTION.

          The Partnership acquired the Bridge Securities pursuant to the Bridge Loan Agreement and the Primary Securities pursuant to the Securities Purchase Agreement for investment purposes.

          In connection with the acquisition by the Partnership of the Primary Securities, pursuant to the terms of an Investor Rights Agreement dated as of November 17, 1998 (the "Investor Rights Agreement"), among the Issuer, Charles E. Bradley, Sr., Charles E. Bradley, Jr., Jeffrey Fritz and the Partnership, a copy of which is attached as EXHIBIT 5 hereto, the Partnership acquired certain management and other rights from the Issuer, including, without limitation, the right to cause the Board of Directors of the Issuer to cause Mr. Levine (or another representative of the Partnership) to be elected or appointed as a member of the Board of Directors of the Issuer. Effective upon the consummation of the acquisition by the Partnership of the Primary Securities, the Board of Directors of the Issuer was expanded from six to seven members and Mr. Levine was appointed as a member of the Board of Directors (and the Compensation Committee thereof) of the Issuer.

          While the Partnership did not acquire the Primary Securities for the purpose of changing or influencing the control of the Issuer, such acquisition, after giving effect to the management and other rights granted to the Partnership under the Investor Rights Agreement, may have the effect of changing or influencing the control of the Issuer within the meaning of Rule 13d-3(d)(1)(i).

          Other than as described above, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

     (a)  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON AND PERCENT OF
CLASS:

          Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 3,450,000 shares of Common Stock (the total number of shares issuable upon exercise of the Primary Warrant), which constitutes 18.1% of such class (which percentage is based upon a total of 15,658,501 shares of Common Stock outstanding as of November 17, 1998, and was calculated pursuant to Rule 13d-3(d)(1)(i)).

          Pursuant to Section 2.5 of the Primary Warrant, the Primary Warrant may be exercised at any time during the Exercise Period (as defined therein) with respect to all or any portion of the total number of warrant shares purchasable thereunder (the "Base Warrant Shares") that equals or is less than 19.9% of the number of shares of Common Stock issued and outstanding as of November 17, 1998. The Primary Warrant may not be exercised with respect to any portion of the total number of warrant shares in excess of the Base Warrant Shares (the "Excess Warrant Shares") unless and until the Issuer obtains the approval of the shareholders of the Issuer to the issuance of the Excess Warrant Shares upon exercise of the Primary Warrant. If the Issuer fails to obtain such shareholder approval, the Partnership will not be permitted to exercise the Primary Warrant with respect to any of the Excess Warrant Shares.

          Notwithstanding the foregoing, the Reporting Persons have included the Excess Warrant Shares in the total number of shares of Common Stock of which they are deemed to be the beneficial owners because while the Partnership did not acquire the Primary Securities for the purpose of changing or influencing the control of the Issuer, such acquisition, after giving effect to the management and other rights granted to the Partnership under the Investor Rights Agreement, may have the effect of changing or influencing the control of the Issuer within the meaning of Rule 13d-3(d)(1)(i).

     (b)  VOTING AND DISPOSITIVE POWER:

          The Partnership may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,450,000 shares of Common Stock.

          By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,450,000 shares of Common Stock.

          By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,450,000 shares of Common Stock.

          By virtue of being the sole directors, executive officers and shareholders of Capital Corp., each of Levine and Leichtman may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,450,000 shares of Common Stock.

     (c)  OTHER TRANSACTIONS.

          On November 2, 1998, the Issuer issued and sold to the Partnership the Bridge Securities pursuant to the Bridge Loan Agreement. The Bridge Securities were acquired by the Partnership for an aggregate purchase price of $2,500,000. On November 10, 1998, the Issuer repaid the Bridge Note in full.

     (d)  INTERESTS OF OTHER PERSONS:

          Not Applicable.

     (e) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF CLASS:

          Not Applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Partnership funded its purchase of the Bridge Securities and the Primary Securities with capital contributions made by the partners of the Partnership in the aggregate amount of $25,000,000 in response to a Call to Purchase Portfolio Securities dated October 5, 1998.

          On November 17, 1998, the Issuer issued and sold to the Partnership the Primary Note. A copy of the Primary Note is attached as EXHIBIT 3 hereto and describes more fully the payment and other terms thereof.

          Pursuant to an Investor Rights Agreement dated as of November 17, 1998 (the "Investor Rights Agreement"), among the Issuer, Charles E. Bradley, Sr., Charles E. Bradley, Jr., Jeffrey Fritz and the Partnership, the Partnership acquired certain management and other rights in connection with its acquisition of the Primary Securities, including, without limitation, the right to cause the Board of Directors of the Issuer to cause Mr. Levine (or another representative of the Partnership) to be elected or appointed as a member of the Board of Directors of the Issuer. (Effective upon the consummation of the acquisition by the Partnership of the Primary Securities, the Board of Directors of the Issuer was expanded from six to seven members and Mr. Levine was appointed as a member of the Board of Directors (and the Compensation Committee thereof) of the Issuer.) Such management and other rights are described more fully in the Investor Rights Agreement, a copy of which is attached as EXHIBIT 5 hereto.

          Pursuant to a Registration Rights Agreement dated as of November 17, 1998 (the "Registration Rights Agreement"), between the Issuer and the Partnership, the Partnership has been granted certain "demand" and "piggyback" registration rights with respect to the shares of Common Stock issuable upon exercise of the Primary Warrant. Such registration rights are described more fully in the Registration Rights Agreement, a copy of which is attached as EXHIBIT 6 hereto.

          Pursuant to a Securities Option Agreement dated as of November 17, 1998 (the "SFSC Purchase Option"), among the Partnership, Stanwich Financial Services Corp., a Rhode Island corporation ("SFSC"), and the Issuer, the Partnership granted to SFSC the right and option to purchase, among other things, a portion of the Primary Warrant representing 250,000 of the 3,450,000 shares of Common Stock issuable upon exercise of the Primary Warrant, subject to the satisfaction of the conditions set forth therein. Such right and option is described more fully in the SFSC Purchase Option, a copy of which is attached as EXHIBIT 7 hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Joint Reporting Agreement dated November 19, 1998, among the Partnership, LLCP, Capital Corp., Levine and Leichtman.

     Exhibit 2. Securities Purchase Agreement dated as of November 17, 1998, between the Issuer and the Partnership.

     Exhibit 3. Senior Subordinated Primary Note dated November 17, 1998, issued by the Issuer in the aggregate principal amount of $25,000,000.

     Exhibit 4. Primary Warrant to Purchase 3,450,000 shares of Common Stock of the Issuer, dated November 17, 1998.

     Exhibit 5. Investor Rights Agreement dated as of November 17, 1998, among the Issuer, Charles E. Bradley, Sr., Charles E. Bradley, Jr., Jeffrey Fritz and the Partnership.

     Exhibit 6. Registration Rights Agreement dated as of November 17, 1998, between the Issuer and the Partnership.

     Exhibit 7. Securities Option Agreement dated as of November 17, 1998, among the Partnership, Stanwich Financial Services Corp., a Rhode Island corporation, and the Issuer.

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1998          LEVINE LEICHTMAN CAPITAL PARTNERS II,
                                   L.P., a California limited partnership

                                   By:  LLCP California Equity Partners, L.P.,
                                        its General Partner

                                        By:  Levine Leichtman Capital
                                             Partners, Inc., a California
                                             corporation, its General Partner

                                             By:  /s/ Arthur E. Levine
                                                ------------------------------
                                                  Arthur E. Levine
                                                  Title:  President

                                   LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

                                   By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

                                        By:  /s/ Arthur E. Levine
                                            ------------------------------
                                             Arthur E. Levine
                                             Title:  President

                                   LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

                                   By:  /s/ Arthur E. Levine
                                      ------------------------------
                                        Arthur E. Levine
                                        Title:  President


                                        /s/ Arthur E. Levine
                                      ------------------------------
                                        ARTHUR E. LEVINE


                                        /s/ Lauren B. Leichtman
                                      ------------------------------
                                        LAUREN B. LEICHTMAN


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